Seneca Biopharma, Inc.

20271 Goldenrod Lane

Germantown, MD 20876

(301) 366-4841

February 10, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Christine Torney Kevin Kuhar Alan Campbell Celeste Murphy

Re:	Request for Effectiveness for Seneca Biopharma, Inc.

Registration Statement on Form S-4 (File No. 333-251659)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Seneca Biopharma, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on February 11, 2021, or as soon thereafter as practicable. The Registrant respectfully requests that you notify Raul Silvestre of Silvestre Law Group, P.C. of such effectiveness by telephone at (818) 597-7552.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Mr. Silvestre at the telephone number above.

Very truly yours,

Seneca Biopharma, Inc.

By:	/s/ Dane Saglio
	Name:	Dane Saglio
	Title:	Chief Financial Officer

cc: Raul Silvestre, Silvestre Law Group, P.C.